UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Smart Share Global Limited
(Name of the Issuer)

Smart Share Global Limited
Mobile Charging Group Holdings Limited
Mobile Charging Investment Limited
Mobile Charging Merger Limited
Trustar Mobile Charging Holdings Limited
Trustar Capital Partners V, L.P.
Mars Guangyuan Cai
Smart Share Holdings Limited
Peifeng Xu
Super June Limited
Victor Yaoyu Zhang
Victor Family Limited
Maria Yi Xin
Jade Dew Capital Limited
(Names of Persons Filing Statement)
Class A Ordinary Shares, par value US$0.0001 per share*
American Depositary Shares, each representing two (2) Class A Ordinary Share
(Title of Class of Securities)
83193E102**
(CUSIP Number)
Smart Share Global Limited 6th Floor, 799 Tianshan W Road Changning District, Shanghai 200335 People’s Republic of China +86 21 6050 3535
Trustar Mobile Charging Holdings Limited Trustar Capital Partners V, L.P. 28/F, CITIC Tower Tim Mei Avenue, Central, Hong Kong + 852 3710 6888
Mars Guangyuan Cai
Smart Share Holdings Limited
Peifeng Xu
Super June Limited
Victor Yaoyu Zhang
Victor Family Limited
Maria Yi Xin
Jade Dew Capital Limited
c/o 6th Floor, 799 Tianshan W Road
Changning District, Shanghai 200335
People’s Republic of China
+86 21 6050 3535

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With copies to:
Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Miranda So, Esq. Davis Polk & Wardwell The Hong Kong Club Building 3A Chater Road, Central Hong Kong +852 2533 3373	Charles Ching, Esq. William Welty, Esq. Weil, Gotshal & Manges 29/F, Alexandra House 18 Chater Road, Central Hong Kong +852 3476 9000

This statement is filed in connection with (check the appropriate box):
a   ☐
The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b   ☐
The filing of a registration statement under the Securities Act of 1933.

c   ☐
A tender offer

d   ☒
None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

*
Not for trading, but only in connection with the listing on the Nasdaq Stock Market of the American depositary shares

**
This CUSIP applies to the American depositary shares, each representing two Class A Ordinary Shares

i

INTRODUCTION
This Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Smart Share Global Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the class A ordinary shares, par value US$0.0001 per share (each, a “Class A Share,” collectively, the “Class A Shares”), including Class A Shares represented by American depositary shares (each, an “ADS,” and collectively, the “ADSs”), each representing two (2) Class A Shares that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Mobile Charging Group Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”); (c) Mobile Charging Investment Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“MidCo”); (d) Mobile Charging Merger Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands and a wholly-owned Subsidiary of MidCo (“Merger Sub”); (e) Trustar Mobile Charging Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Trustar Capital”), (f) Trustar Capital Partners V, L.P. an exempted limited partnership formed under the laws of the Cayman Islands (“Trustar Fund” and together with Trustar Capital, the “Trustar Filing Persons”), (g) Mr. Mars Guangyuan Cai, chairman of the board of directors and chief executive officer of the Company, (h) Smart Share Holdings Limited, a company incorporated under the laws of the British Virgin Islands, (i) Mr. Peifeng Xu, director and president of the Company, (j) Super June Limited, a company incorporated under the laws of the British Virgin Islands, (k) Mr. Victor Yaoyu Zhang, chief marketing officer of the Company, (l) Victor Family Limited, a company incorporated under the laws of the British Virgin Islands, (m) Ms. Maria Yi Xin, director and chief financial officer of the Company, and (n) Jade Dew Capital Limited, a company incorporated under the laws of the British Virgin Islands (together with Filing Persons (g) through (m), the “Management Filing Persons”).
Throughout this Transaction Statement, (a) Smart Share Holdings Limited, Super June Limited, Victor Family Limited and Jade Dew Capital Limited are collectively referred to herein as the “Rollover Shareholders”, and (b) Parent, MidCo, Merger Sub, the Trustar Filing Persons and the Management Filing Persons are collectively referred to as the “Consortium”.
On August 1, 2025, Parent, Midco, Merger Sub and the Company entered into an agreement and plan of merger (the “Merger Agreement”) providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as the surviving company and becoming a wholly-owned subsidiary of MidCo (the “Surviving Company”).
Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (i) each ordinary share issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist, in consideration and exchange for the right to receive US$0.625 in cash per share without interest and net of any applicable withholding taxes (the “Per Share Merger Consideration”), (ii) each ADS issued and outstanding immediately prior to the Effective Time, other than ADSs representing the Excluded Shares (as defined below), if any, will represent the right to receive US$1.25 in cash per ADS, without interest and net of any applicable withholding taxes (the “Per ADS Merger Consideration”), except for (x) (a) 11,466,460 Class A Shares (including Class A Share represented by ADSs) and 73,973,970 class B ordinary shares, par value US$0.0001 per share (each a “Class B Share” and collectively, “Class B Shares”; Class A Shares and Class B Shares are collectively referred to as “Shares”, and each a “Share”) held by the Rollover Shareholders, and such other Shares to be acquired by such Rollover Shareholders or any of such Rollover Shareholder’s affiliates following the date of the support agreement entered into among, Parent and each of the Management Filing Persons (the “Support Agreement”) and prior to the Effective Time (collectively, the “Rollover Shares”), which will be cancelled and cease to exist without payment of consideration as contemplated by and in accordance with the Support Agreement, (b) Shares held by Parent, MidCo, Merger Sub and any of their respective subsidiaries, (c) Shares held by the Company or any subsidiary of the Company and (d) 19,653,608 Class A Shares recorded under the name of the Bank of New York Mellon (the “ADS Depositary”) as a member in the register of members of the Company and reserved for issuance and allocation pursuant to 2021 Share Incentive Plan (the “Company Share Plan”), in each case for (b), (c) and (d), issued and outstanding immediately prior to the Effective Time, which will be cancelled and cease to exist at the Effective Time without payment of any consideration or distribution therefor (the Shares described in the foregoing (a), (b), (c) and (d) are collectively referred to as the “Excluded Shares”); and (y) Shares (the “Dissenting Shares”) that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent from the Merger, or dissenter rights, pursuant to Section 238 of the Companies Act (As Revised) of the Cayman Islands (the “Cayman Islands Companies Act”), which will be cancelled and cease to exist in exchange for the right to receive the payment of fair value of such Shares in accordance with Section 238 of the Cayman Islands Companies Act. The ADS holders will pay any applicable taxes, stamp duty and other government charges due to or incurred by the ADS Depositary in connection with the distribution of the Per ADS Merger Consideration and the cancellation of the ADSs surrendered, including the ADS Depositary’s ADS cancellation fee of US$0.05 per ADS, pursuant to the terms of the deposit agreement dated as of March 31, 2021 by and among the Company, the ADS Depositary, and the holders and beneficial owners of ADSs issued thereunder.
In addition to the foregoing, (a) except for the Rollover Shareholders, each former holder (or his or her designee) of an option to purchase Shares under the Company Share Plan (each, a “Company Option”) that shall have become vested or is expected to vest on or prior to the Effective Time and remains outstanding on the closing date (each, a “Vested Company Option”) which is cancelled at the Effective Time shall, in exchange therefor, be paid by the Surviving Company or one of its subsidiaries, as soon as practicable after the Effective Time (but in any event no later than thirty (30) Business Days after the closing date) pursuant to the Company’s ordinary payroll practices, a cash amount (without interest) equal to the product of (i) the excess, if any, of the Per Share Merger Consideration over the exercise price of such Vested Company Option, and (ii) the number of Shares underlying such Vested Company Option; provided that if the exercise price of any such Vested Company Option is equal to or greater than the Per Share Merger Consideration, such Vested Company Option shall be cancelled without any payment therefor, (b) except for Unvested Company Options (as defined below) held by the Rollover Shareholders, each Company Option that is not a Vested Company Option (each, an “Unvested Company Option”) which is cancelled at the Effective Time will be replaced, after the Effective Time, by an award comprised of other rights or property to the extent permitted by applicable law, which will be subject to substantially equivalent vesting schedule and conditions to such Unvested Company Option (in each case, as may be reasonably determined by Parent); (c) at the Effective Time, by virtue of the Merger, any and all awards granted under the Company Share Plan (other than Vested Company Options and Unvested Company Options), including any Company restricted shares and Company restricted share units that are outstanding, whether or not vested, shall be cancelled and cease to exist without payment of any consideration or distribution therefor, and (d) at the Effective Time, any and all Vested Company Options and Unvested Company Options held by the Rollover Shareholders shall be cancelled and cease to exist in exchange for shares of Parent, in each case in accordance with the Support Agreement.
The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining the requisite approval of the shareholders of the Company. The Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger (collectively, the “Transactions”), must be authorized and approved by a special resolution (as defined in the Cayman Islands Companies Act) of the Company passed by an affirmative vote of holders of Shares representing at least two-thirds of the votes cast by such holders as, being entitled to do so, present and voting in person or by proxy as a single class at the extraordinary general meeting or any adjournment or postponement thereof. Pursuant to the Support Agreement, the Rollover Shareholders have agreed to vote all of the Rollover Shares in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, which, as of the date hereof, collectively represent approximately 64.0% of the voting power of the total issued and outstanding Shares (excluding for the purpose of this calculation, the Shares they may acquire through the exercise of Company share incentive awards within 60 days of the date hereof). Accordingly, based on             Class A Shares and            Class B Shares expected to be issued and outstanding on             , the record date for voting Shares at the extraordinary general meeting (the “Share Record Date”)             Class A Shares owned by the shareholders (including ADS holders) of the Company other than the Rollover Shares as of the Share Record Date must be voted in favor of the execution of the Merger Agreement and the Plan of Merger, and the consummation of the Transactions in order to satisfy the requirement of the affirmative vote of at least two-thirds of the votes cast by such holders as, being entitled to do so, present and voting in person or by proxy as a single class at the extraordinary general meeting of the Company’s shareholders in accordance with Section 233(6) of the Cayman Islands Companies Act and the memorandum and articles of association of the Company, assuming all shareholders of the Company will be present and voting in person or by proxy at the extraordinary general meeting and the Rollover Shareholders will vote all Rollover Shares.
The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a preliminary copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the extraordinary general meeting of the Company’s shareholders, at which the Company’s shareholders will consider and vote upon, among other proposals, a proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.
The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto.
All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has supplied any information with respect to any other Filing Person.
Item 1
Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•
“SUMMARY TERM SHEET”

•
“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

Item 2
Subject Company Information

(a)
Name and Address.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“SUMMARY TERM SHEET — The Parties Involved in the Merger”

(b)
Securities.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“THE EXTRAORDINARY GENERAL MEETING — Record Date; Shares and ADSs Entitled to Vote”

•
“THE EXTRAORDINARY GENERAL MEETING — Procedures for Voting”

•
“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY”

(c)
Trading Market and Price.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“MARKET PRICE OF THE COMPANY’S ADSS, DIVIDENDS AND OTHER MATTERS”

(d)
Dividends.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“MARKET PRICE OF THE COMPANY’S ADSS, DIVIDENDS AND OTHER MATTERS”

(e)
Prior Public Offerings.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“TRANSACTIONS IN THE SHARES AND ADSS — Prior Public Offerings”

(f)
Prior Stock Purchases.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“TRANSACTIONS IN THE SHARES AND ADSS”

Item 3
Identity and Background of Filing Persons

(a)
Name and Address.   Smart Share Global Limited is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — The Parties Involved in the Merger”

•
“ANNEX E — DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

(b)
Business and Background of Entities.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — The Parties Involved in the Merger”

•
“ANNEX E — DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

(c)
Business and Background of Natural Persons.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — The Parties Involved in the Merger”

•
“ANNEX E — DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

Item 4
Terms of the Transaction

(a)-(1)
Material Terms — Tender Offers.   Not applicable.

(a)-(2)
Material Terms — Merger or Similar Transactions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET”

•
“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“SPECIAL FACTORS — Purposes of and Reasons for the Merger”

•
“SPECIAL FACTORS — Support Agreement”

•
“SPECIAL FACTORS — Limited Guarantees”

•
“SPECIAL FACTORS — Interim Investor Agreement”

•
“SPECIAL FACTORS — Financing of the Merger — Equity Financing”

•
“SPECIAL FACTORS — Financing of the Merger — Debt Financing”

•
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•
“SPECIAL FACTORS — U.S. Federal Income Tax Considerations”

•
“SPECIAL FACTORS — Cayman Islands Tax Consequences”

•
“THE EXTRAORDINARY GENERAL MEETING”

•
“THE MERGER AGREEMENT”

•
“ANNEX A — AGREEMENT AND PLAN OF MERGER”

•
“ANNEX B — PLAN OF MERGER”

(c)
Different Terms.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•
“THE EXTRAORDINARY GENERAL MEETING — Proposals to be Considered at the Extraordinary General Meeting”

•
“THE MERGER AGREEMENT”

•
“ANNEX A — AGREEMENT AND PLAN OF MERGER”

•
“ANNEX B — PLAN OF MERGER”

(d)
Appraisal Rights.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

•
“DISSENTERS’ RIGHTS”

•
“ANNEX D — CAYMAN ISLANDS COMPANIES ACT (AS REVISED) — SECTION 238”

(e)
Provisions for Unaffiliated Security Holders.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS”

(f)
Eligibility of Listing or Trading.   Not applicable.

Item 5
Past Contracts, Transactions, Negotiations and Agreements

(a)
Transactions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•
“SPECIAL FACTORS — Related Party Transactions”

•
“TRANSACTIONS IN THE SHARES AND ADSS”

(b)
Significant Corporate Events.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“SPECIAL FACTORS — Purposes of and Reasons for the Merger”

•
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•
“THE MERGER AGREEMENT”

•
“ANNEX A — AGREEMENT AND PLAN OF MERGER”

•
“ANNEX B — PLAN OF MERGER”

(c)
Negotiations or Contacts.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET”

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•
“THE MERGER AGREEMENT”

•
“ANNEX A — AGREEMENT AND PLAN OF MERGER”

•
“ANNEX B — PLAN OF MERGER”

(e)
Agreements Involving the Subject Company’s Securities.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Financing of the Merger”

•
“SUMMARY TERM SHEET — Plans for the Company after the Merger”

•
“SUMMARY TERM SHEET — Support Agreement”

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Financing of the Merger”

•
“SPECIAL FACTORS — Plans for the Company after the Merger”

•
“SPECIAL FACTORS — Support Agreement”

•
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•
“SPECIAL FACTORS — Voting by the Rollover Shareholders at the Extraordinary General Meeting”

•
“THE MERGER AGREEMENT”

•
“TRANSACTIONS IN THE SHARES AND ADSS”

•
“ANNEX A — AGREEMENT AND PLAN OF MERGER”

•
“ANNEX B — PLAN OF MERGER”

Item 6
Purposes of the Transaction and Plans or Proposals

(b)
Use of Securities Acquired.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET”

•
“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

•
“SPECIAL FACTORS — Purposes of and Reasons for the Merger”

•
“SPECIAL FACTORS — Effects of the Merger on the Company”

•
“THE MERGER AGREEMENT”

•
“ANNEX A — AGREEMENT AND PLAN OF MERGER”

•
“ANNEX B — PLAN OF MERGER”

(c)(1)-(8)
Plans.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — The Merger”

•
“SUMMARY TERM SHEET — Purposes and Effects of the Merger”

•
“SUMMARY TERM SHEET — Plans for the Company after the Merger”

•
“SUMMARY TERM SHEET — Financing of the Merger”

•
“SUMMARY TERM SHEET — Interests of the Company’s Executive Officers and Directors in the Merger”

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“SPECIAL FACTORS — Purposes of and Reasons for the Merger”

•
“SPECIAL FACTORS — Effects of the Merger on the Company”

•
“SPECIAL FACTORS — Plans for the Company after the Merger”

•
“SPECIAL FACTORS — Financing of the Merger”

•
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•
“THE MERGER AGREEMENT”

•
“ANNEX A — AGREEMENT AND PLAN OF MERGER”

•
“ANNEX B — PLAN OF MERGER”

Item 7
Purposes, Alternatives, Reasons and Effects

(a)
Purposes.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Purposes and Effects of the Merger”

•
“SUMMARY TERM SHEET — Plans for the Company after the Merger”

•
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“SPECIAL FACTORS — Purposes of and Reasons for the Merger”

(b)
Alternatives.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“SPECIAL FACTORS — Position of Consortium Members as to the Fairness of the Merger”

•
“SPECIAL FACTORS — Purposes of and Reasons for the Merger”

•
“SPECIAL FACTORS — Alternatives to the Merger”

•
“SPECIAL FACTORS — Effects on the Company if the Merger Is Not Completed”

(c)
Reasons.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Purposes and Effects of the Merger”

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“SPECIAL FACTORS — Position of Consortium Members as to the Fairness of the Merger”

•
“SPECIAL FACTORS — Purposes of and Reasons for the Merger”

•
“SPECIAL FACTORS — Alternatives to the Merger”

•
“SPECIAL FACTORS — Effects of the Merger on the Company”

(d)
Effects.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Purposes and Effects of the Merger”

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“SPECIAL FACTORS — Effects of the Merger on the Company”

•
“SPECIAL FACTORS — Plans for the Company after the Merger”

•
“SPECIAL FACTORS — Effects on the Company if the Merger Is Not Completed”

•
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•
“SPECIAL FACTORS — U.S. Federal Income Tax Considerations”

•
“SPECIAL FACTORS — Cayman Islands Tax Consequences”

•
“THE MERGER AGREEMENT”

•
“ANNEX A — AGREEMENT AND PLAN OF MERGER”

•
“ANNEX B — PLAN OF MERGER”

Item 8
Fairness of the Transaction

(a)-(b)
Fairness; Factors Considered in Determining Fairness.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Position of Consortium Members as to the Fairness of the Merger”

•
“SUMMARY TERM SHEET — Opinion of the Special Committee’s Financial Advisor”

•
“SUMMARY TERM SHEET — Interests of the Company’s Executive Officers and Directors in the Merger”

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“SPECIAL FACTORS — Position of Consortium Members as to the Fairness of the Merger”

•
“SPECIAL FACTORS — Opinion of the Special Committee’s Financial Advisor”

•
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•
“ANNEX C — OPINION OF KROLL, LLC”

(c)
Approval of Security Holders.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

•
“THE EXTRAORDINARY GENERAL MEETING — Vote Required”

(d)
Unaffiliated Representative.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“SPECIAL FACTORS — Opinion of the Special Committee’s Financial Advisor”

•
“ANNEX C — OPINION OF KROLL, LLC”

(e)
Approval of Directors.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

(f)
Other Offers.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

Item 9
Reports, Opinions, Appraisals and Negotiations

(a)
Report, Opinion or Appraisal.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Opinion of the Special Committee’s Financial Advisor”

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Opinion of the Special Committee’s Financial Advisor”

•
“ANNEX C — OPINION OF KROLL, LLC”

(b)
Preparer and Summary of the Report, Opinion or Appraisal.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Opinion of the Special Committee’s Financial Advisor”

•
“ANNEX C — OPINION OF KROLL, LLC”

(c)
Availability of Documents.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“WHERE YOU CAN FIND MORE INFORMATION”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.
Item 10
Source and Amount of Funds or Other Consideration

(a)
Source of Funds.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Financing of the Merger”

•
“SPECIAL FACTORS — Financing of the Merger”

•
“THE MERGER AGREEMENT”

•
“ANNEX A — AGREEMENT AND PLAN OF MERGER”

•
“ANNEX B — PLAN OF MERGER”

(b)
Conditions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Financing of the Merger”

•
“SPECIAL FACTORS — Financing of the Merger”

(c)
Expenses.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“SPECIAL FACTORS — Fees and Expenses”

(d)
Borrowed Funds.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Financing of the Merger”

•
“SPECIAL FACTORS — Financing of the Merger”

•
“THE MERGER AGREEMENT — Parent Financing”

Item 11
Interest in Securities of the Subject Company

(a)
Securities Ownership.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Interests of the Company’s Executive Officers and Directors in the Merger”

•
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•
“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY”

(b)
Securities Transactions.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“TRANSACTIONS IN THE SHARES AND ADSS”

Item 12
The Solicitation or Recommendation

(d)
Intent to Tender or Vote in a Going-Private Transaction.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Interests of the Company’s Executive Officers and Directors in the Merger”

•
“SUMMARY TERM SHEET — Support Agreement”

•
“SPECIAL FACTORS — Support Agreement”

•
“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

•
“SPECIAL FACTORS — Voting by the Rollover Shareholders at the Extraordinary General Meeting”

•
“THE EXTRAORDINARY GENERAL MEETING — Vote Required”

•
“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY”

(e)
Recommendations of Others.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Position of Consortium Members as to the Fairness of the Merger”

•
“SUMMARY TERM SHEET — Support Agreement”

•
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“SPECIAL FACTORS — Position of Consortium Members as to the Fairness of the Merger”

•
“SPECIAL FACTORS — Support Agreement”

•
“THE EXTRAORDINARY GENERAL MEETING — The Board’s Resolutions and Recommendation”

Item 13
Financial Statements

(a)
Financial Information.   The audited financial statements of the Company for the two years ended December 31, 2023 and 2024 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2024, originally filed on April 28, 2025 (see page F-1 and following pages).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•
“FINANCIAL INFORMATION”

•
“WHERE YOU CAN FIND MORE INFORMATION”

(b)
Pro Forma Information.   Not applicable.

Item 14
Persons/Assets, Retained, Employed, Compensated or Used

(a)
Solicitation or Recommendations.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“THE EXTRAORDINARY GENERAL MEETING — Solicitation of Proxies”

(b)
Employees and Corporate Assets.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — The Parties Involved in the Merger”

•
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•
“ANNEX E — DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

Item 15
Additional Information

(c)
Other Material Information.   The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16
Exhibits

(a)-(1)	Preliminary Proxy Statement of the Company dated October 1, 2025.
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex F to the Proxy Statement.
(a)-(4)	Press Release issued by the Company, dated August 1, 2025, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on August 1, 2025.
(c)-(1)	Opinion of Kroll, LLC, dated August 1, 2025, incorporated herein by reference to Annex C to the Proxy Statement.
(c)-(2)	Discussion Materials prepared by Kroll, LLC for discussion with the special committee of the board of directors of the Company, dated August 1, 2025.
(d)-(1)	Agreement and Plan of Merger, dated as of August 1, 2025, by and among the Company, Parent, MidCo and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.
(d)-(2)
Support Agreement, dated as of August 1, 2025, by and among the Management Filing Persons and Parent, incorporated herein by reference to Exhibit 99.10 to the Schedule 13D/A filed by the Management Filing Persons with the SEC on August 5, 2025.

(d)-(3)
Equity Commitment Letter, dated August 1, 2025, by and between Parent and Smart Share Holdings Limited, incorporated herein by reference to Exhibit 99.5 to the Schedule 13D/A filed by the Management Filing Persons with the SEC on August 5, 2025.

(d)-(4)
Equity Commitment Letter, dated August 1, 2025, by and between Parent and Super June Limited, incorporated herein by reference to Exhibit 99.6 to the Schedule 13D/A filed by the Management Filing Persons with the SEC on August 5, 2025.

(d)-(5)
Equity Commitment Letter, dated August 1, 2025, by and between Parent and Victor Family Limited, incorporated herein by reference to Exhibit 99.7 to the Schedule 13D/A filed by the Management Filing Persons with the SEC on August 5, 2025.

(d)-(6)
Equity Commitment Letter, dated August 1, 2025, by and between Parent and Jade Dew Capital Limited, incorporated herein by reference to Exhibit 99.8 to the Schedule 13D/A filed by the Management Filing Persons with the SEC on August 5, 2025.

(d)-(7)	Equity Commitment Letter, dated August 1, 2025, by and between Parent and Trustar Fund.
(d)-(8)
Limited Guarantee, dated as of August 1, 2025, by and between the Company and Smart Share Holdings Limited, incorporated herein by reference to Exhibit 99.12 to the Schedule 13D/A filed by the Management Filing Persons with the SEC on August 5, 2025.

(d)-(9)
Limited Guarantee, dated as of August 1, 2025, by and between the Company and Super June Limited, incorporated herein by reference to Exhibit 99.13 to the Schedule 13D/A filed by the Management Filing Persons with the SEC on August 5, 2025.

(d)-(10)
Limited Guarantee, dated as of August 1, 2025, by and between the Company and Victor Family Limited, incorporated herein by reference to Exhibit 99.14 to the Schedule 13D/A filed by the Management Filing Persons with the SEC on August 5, 2025.

(d)-(11)
Limited Guarantee, dated as of August 1, 2025, by and between the Company and Jade Dew Capital Limited, incorporated herein by reference to Exhibit 99.15 to the Schedule 13D/A filed by the Management Filing Persons with the SEC on August 5, 2025.

(d)-(12)	Limited Guarantee, dated as of August 1, 2025, by and between the Company and Trustar Fund.
(d)-(13)
Commitment Letter, dated August 1, 2025, by Bank of China Limited, Shanghai Branch to MidCo, incorporated herein by reference to Exhibit 99.9 to the Schedule 13D/A filed by the Management Filing Persons with the SEC on August 5, 2025.

(d)-(14)
Consortium Agreement, dated as of January 5, 2025, by and among Trustar Capital, Mr. Cai, Mr. Xu, Mr. Zhang, and Ms. Xin, incorporated herein by reference to Exhibit 99.2 to the Schedule 13D filed by the Management Filing Persons with the SEC on January 10, 2025.

(d)-(15)
Interim Investor Agreement, dated as of August 1, 2025, by and among Trustar Capital, Mr. Cai, Mr. Xu, Mr. Zhang, Ms. Xin, Parent, MidCo and Merger Sub, incorporated herein by reference to Exhibit 99.11 to the Schedule 13D/A filed by the Management Filing Persons with the SEC on August 5, 2025.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.
(f)-(2)	Section 238 of the Cayman Islands Companies Act, incorporated herein by reference to Annex D to the Proxy Statement.
(g)	Not applicable.
107	Calculation of Filing Fee Tables

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 1, 2025
Smart Share Global Limited
By:	/s/ Conor Chia-hung YANG
	Name:	Conor Chia-hung YANG
	Title:	Chairman of the Special Committee

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 1, 2025
Mobile Charging Group Holdings Limited
By:	/s/ Rikizo Matsukawa
	Name:	Rikizo Matsukawa
	Title:	Director

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 1, 2025
Mobile Charging Investment Limited
By:	/s/ Rikizo Matsukawa
	Name:	Rikizo Matsukawa
	Title:	Director

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 1, 2025
Mobile Charging Merger Limited
By:	/s/ Rikizo Matsukawa
	Name:	Rikizo Matsukawa
	Title:	Director

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 1, 2025
Trustar Mobile Charging Holdings Limited
By:	/s/ Rikizo Matsukawa
	Name:	Rikizo Matsukawa
	Title:	Director

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 1, 2025
Trustar Capital Partners V, L.P.
By TCP V GP Ltd., its general partner
By:	/s/ Rikizo Matsukawa
	Name:	Rikizo Matsukawa
	Title:	Director

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 1, 2025
Mars Guangyuan Cai
By:	/s/ Mars Guangyuan Cai

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 1, 2025
Smart Share Holdings Limited
By:	/s/ Mars Guangyuan Cai
	Name:	Mars Guangyuan Cai
	Title:	Director

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 1, 2025
Peifeng Xu
By:	/s/ Peifeng Xu

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 1, 2025
Super June Limited
By:	/s/ Peifeng Xu
	Name:	Peifeng Xu
	Title:	Director

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 1, 2025
Victor Yaoyu Zhang
By:	/s/ Victor Yaoyu Zhang

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 1, 2025
Victor Family Limited
By:	/s/ Victor Yaoyu Zhang
	Name:	Victor Yaoyu Zhang
	Title:	Director

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 1, 2025
Maria Yi Xin
By:	/s/ Maria Yi Xin

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 1, 2025
Jade Dew Capital Limited
By:	/s/ Maria Yi Xin
	Name:	Maria Yi Xin
	Title:	Director